FORM OF JOINT NEWS RELEASE
Joint News Release - For Immediate Release

Rolling Thunder Exploration Ltd. and San Telmo Energy Ltd.
Enter into Arrangement Agreement

Calgary, Alberta November 1, 2005 - Rolling Thunder Exploration Ltd. ("Rolling Thunder") (TSXV Symbol - ROL.A, ROL.B) and San Telmo Energy Ltd. ("San Telmo") (TSXV Symbol - STU; OTCBB Symbol - STUOF) announced today that they have entered into an arrangement agreement dated as of November 1, 2005, pursuant to which they will amalgamate their businesses (the "Transaction") and continue as Rolling Thunder Exploration Ltd. under the leadership of the current Rolling Thunder management team. The Transaction will be completed pursuant to a court approved Plan of Arrangement.

Under the terms of the transaction, Rolling Thunder class A shareholders will receive one class A share of the amalgamated entity for each Rolling Thunder class A share held, Rolling Thunder class B shareholders will receive one class B share of the amalgamated entity for each Rolling Thunder class B share held, and San Telmo shareholders will receive $0.60 per San Telmo share comprised of, at the election of each San Telmo shareholder: (i) 0.5 class A shares of the amalgamated entity for each San Telmo share held; or (ii) $0.60 cash for each San Telmo share held; or (iii) a combination of shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

Holders of options of Rolling Thunder and holders of options and warrants of San Telmo will also participate in the Plan of Arrangement and will receive replacement options and warrants in the amalgamated entity.

The current management team of Rolling Thunder, led by Peter Bolton, President and Chief Executive Officer, Kamelia Wong, Chief Financial Officer and Corporate Secretary, Ken Ellison, Vice President, Exploration and Chief Operating Officer, Jim Tyndall, Vice President, Engineering and Steve Farrier, Manager, Geophysics, will remain the same following the Transaction. The Board of Directors of Rolling Thunder also will remain the same, comprised of Keith Macdonald (Chair), Peter Bolton, Brian Bass, Ken Ellison and Ray Smith.

On a pro forma basis, the combined company will have a production base equivalent to San Telmo's current sales of approximately 450 boe/d comprised of 82% natural gas and 18% oil and natural gas liquids. Production levels are expected to increase up to 600 boeld in early 2006, as additional wells come on-stream. The combined company will also hold approximately 11,680 gross (9,266 net) acres of undeveloped land, and 2,560 gross (1,920 net) acres under option. Net working capital will be approximately S2,000,000 after deducting estimated deal costs and assuming San Telmo shareholders elect the maximum aggregate cash consideration of $5,000,000. It is expected that the company will have an unused credit line of approximately $5 million along with combined, useable tax pools of about $12 million.

Rolling Thunder and San Telmo are arm's length parties and the Transaction has the unanimous support of the directors of both Rolling Thunder and San Telmo. Both Brian Bass, who is the President and Chief Executive Officer of San Telmo and a director of both. Rolling Thunder and San Telmo, and Ken Ellison, who is a consultant of San Telmo and a director of Rolling Thunder, excused themselves from, and did not participate in, any of the deliberations of either board in respect of the Transaction. An independent committee of the board of directors of San Telmo, comprised of William E. Schmidt and Chris Dyakowski, evaluated the Transaction and recommended that the board of San Telmo approve the Transaction. An independent committee of the board of directors of Rolling Thunder, comprised of Messrs. Macdonald and Smith, evaluated the Transaction and recommended that the board of Rolling Thunder approve the Transaction.

Sayer Securities Limited acted as financial advisor to San Telmo and has provided a verbal opinion to San Telmo that the transaction is fair, from a financial point of view, to San Telmo shareholders, and will provide a fairness opinion, subject to review of final documentation. Acumen Capital Finance Partners Limited acted as financial advisor to Rolling Thunder and has provided a verbal opinion to Rolling Thunder that the transaction is fair, from a financial point of view, to Rolling Thunder shareholders, and will provide a fairness opinion, subject to review of final documentation.

Several shareholders of San Telmo (including management and directors) have executed lock-up agreements and have agreed to vote in favour of the Transaction. The board of directors and management of Rolling Thunder have also executed lock-up agreements and have also agreed to vote such shares in favour of the Transaction. The Transaction will require the approval of 66 2/3% of the votes cast by San Telmo's securityholders and Rolling Thunder's securityholders and will be subject to all requisite regulatory approvals and other customary conditions, including approval of the TSX Venture Exchange. Securityholders of San Telmo and Rolling Thunder will be asked to consider the Transaction at special meetings expected to be held in late December.

San Telmo has agreed to pay Rolling Thunder a non-completion fee of $750,000 in certain circumstances and has agreed to terminate any discussions with other parties and not to solicit other proposals. Rolling Thunder has agreed to pay San Telmo a non-completion fee of $300,000 in certain limited circumstances.

For further information, please contact:

Roiling Thunder Exploration Ltd.

San Telmo Energy Ltd.

1130, 144 - 4th Avenue S.W.

Suite 430, 580 Hornby Street

Calgary, Alberta T2P 3N4

Vancouver, British Columbia V6C 3B6

Peter Bolton, President & CEO

William E. Schmidt, Director

Telephone:

403-532-6221

Telephone:

604-687-4456

Fax:

403-262-0229

Fax:

604-687-0586

Completion of the transaction is subject to a number of conditions, including, but not limited to, shareholder approval of the continuance of San Tehno into Alberta, securityholder approval of the Transaction, TSX Venture Exchange acceptance and Court approval. The transaction cannot close until the required approvals are obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Information provided herein contains forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Rolling Thunder and San Telmo at the time of preparation may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by Rolling Thunder and San Telmo that actual results achieved will. be the same in whole or in part as those indicated in the forward-looking statements.